Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 14 pages.

OMI LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

02060365

Friday November 1, 200

US Securities and Exch...
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL



Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

| ITEM | DATE LODGED | DESCRIPTION |
|---|---|---|
| 1 | 29 October, 2002 | Company Announcement: Change of Director's Interest Notice x 2 |
| 2 | 31 October, 2002 | Company Announcement: Security holder details |
| 3 | 31 October, 2002 | Company Announcement: Change of Directors Interest Notice |
| 4 | 1 November, 2002 | Company Announcement: Appendix 4C |



Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Administration Co-Ordinator.

dlw 12/11

**OMI Limited** ABN 11 091 192 871
PO BOX 2150 Logan City BC Qld. 4114
Unit 1 / 12 Booran Dve. Slacks Creek Qld. 4127
☎ **07 3209 3099**
FAX 07 3209 4765 Email info@omiltd.com
www.omiltd.com

Tuesday, 29 October, 2002

ASX Announcements Office

Attached Change in Directors Shareholding - Appendix 3Y.

Bruce Kiehne
Michael Hayne

We have attached changes in Directors shareholding for the above Directors. The transfer of shares from Mr. Kiehne fulfills undertakings that were previously given to a number of parties and no further transfers are expected in the near future.

All transfers were conducted off market.

Yours faithfully,

DJenkins

David Jenkins
Company Secretary

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Occupational & Medical Innovations Limited** |
| **ABN** | **11 091 192 871** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Bruce Kiehne |
| **Date of last notice** | 4 January 2002 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 25 October 2002 |
| **No. of securities held prior to change** | 9,841,410 |
| **Class** | Fully Paid Ordinary shares |
| **Number acquired** | |
| **Number disposed** | 407,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $380,500 |
| **No. of securities held after change** | 9,434,410 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off Market |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Occupational & Medical Innovations Limited** |
| **ABN** | **11 091 192 871** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Michael Hayne |
| **Date of last notice** | 4 January 2002 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 25 October 2002 |
| **No. of securities held prior to change** | 38,000 |
| **Class** | Fully Paid Ordinary shares |
| **Number acquired** | 40,000 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $20,000 |
| **No. of securities held after change** | 78,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off Market |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| Detail of contract | |
| Nature of interest | |
| Name of registered holder (if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

+ See chapter 19 for defined terms.

# Substantial Shareholder s Notice

| | |
|---|---|
| **Name of Listed Entity** | Occupational &Medical Innovations Limited<br>A.B.N. 11 091 192 871 |
| **Name of Shareholder Entity** | Critune Pty Ltd<br>A.C.N.082 691 709 |
| **Address** | 1130 Ipswich Road<br>Moorooka Qld 4105 |
| **Directors** | William Allan Grady<br>59 Bedivere Street Carindale<br>John Peter Woelders<br>47/78 Cairns Street Kangaroo Point<br>Gary Lex Brenchley<br>11 Rivercove Place Hope Island |
| **Associated Shareholder Entities** | Transways Pty Ltd<br>A.C.N. 010 033 753<br>1130 Ipswich Road Moorooka<br>Director GL Brenchley<br><br>JPW Investments Pty Ltd<br>A.C.N. 010 659 579<br>1130 Ipswich Road Moorooka<br>Directors W A Grady & J P Woelders |
| **Details of Shares Held** | Critune Pty Ltd 3,174,000<br>JPW Investments Pty Ltd 130,000<br>Transways Pty Ltd 67,000 |
| **Details of Shares Sold** | 30/10/02 Critune Pty Ltd 56,000<br>30/10/02 Transways Pty Ltd 13,000<br>All on market |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Occupational & Medical Innovations Limited** |
| **ABN** | **11 091 192 871** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | William Allan Grady |
| **Date of last notice** | 4 January 2002 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Critune Pty. Ltd.<br>(Director & Shareholder) |
| **Date of change** | 30 October 2002 |
| **No. of securities held prior to change** | 3,230,000 |
| **Class** | Ordinary Fully Paid |
| **Number acquired** | |
| **Number disposed** | 56,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $326,680 |
| **No. of securities held after change** | 3,174,000 |

+ See chapter 19 for defined terms.

**Appendix 3Y**
**Change of Director's Interest Notice**

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 4.7B*

# Appendix 4C

## Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

| ABN | Quarter ended ("current quarter") |
|---|---|
| 11 091 192 871 | September 2002 |

## Consolidated statement of cash flows

| Cash flows related to operating activities | | Current quarter $A'000 | Year to date (....3... months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from customers | 16 | 16 |
| 1.2 | Payments for (a) staff costs | (142) | (142) |
| | (b) advertising and marketing | (13) | (13) |
| | (c) research and development | (75) | (75) |
| | (d) leased assets | - | - |
| | (e) other working capital | (79) | (79) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | 20 | 20 |
| 1.5 | Interest and other costs of finance paid | (4) | (4) |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other (provide details if material) | 32 | 32 |
| | Net operating cash flows | (245) | (245) |

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
~~Page No.~~ 11 of 14 pages.

| | | Current quarter $A'000 | Year to date (...3....months) $A'000 |
|---|---|---|---|
| 1.8 | Net operating cash flows (carried forward) | (245) | (245) |
| | **Cash flows related to investing activities** | | |
| 1.9 | Payment for acquisition of: (a) businesses (item 5) | - | - |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | (25) | (25) |
| | (e) other non-current assets | (1) | (1) |
| 1.10 | Proceeds from disposal of: (a) businesses (item 5) | - | - |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | - | - |
| | (e) other non-current assets | - | - |
| 1.11 | Loans to other entities | - | - |
| 1.12 | Loans repaid by other entities | - | - |
| 1.13 | Other (provide details if material) | - | - |
| | **Net investing cash flows** | (26) | (26) |
| 1.14 | **Total operating and investing cash flows** | (271) | (271) |
| | **Cash flows related to financing activities** | | |
| 1.15 | Proceeds from issues of shares, options, etc. | - | - |
| 1.16 | Proceeds from sale of forfeited shares | - | - |
| 1.17 | Proceeds from borrowings | - | - |
| 1.18 | Repayment of borrowings | (141) | (141) |
| 1.19 | Dividends paid | - | - |
| 1.20 | Other (provide details if material) | - | - |
| | **Net financing cash flows** | (141) | (141) |
| | **Net increase (decrease) in cash held** | (412) | (412) |
| 1.21 | Cash at beginning of quarter/year to date | 2 269 | 2 269 |
| 1.22 | Exchange rate adjustments to item 1.20 | - | - |
| 1.23 | **Cash at end of quarter** | 1 857 | 1 857 |

+ See chapter 19 for defined terms.

## Payments to directors of the entity and associates of the directors

## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.24 | Aggregate amount of payments to the parties included in item 1.2 | 98 |
| 1.25 | Aggregate amount of loans to the parties included in item 1.11 | - |

1.26 Explanation necessary for an understanding of the transactions

N/A

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

## Financing facilities available

*Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 55 | 55 |
| 3.2 | Credit standby arrangements | - | - |

## Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|
| 4.1 Cash on hand and at bank | 120 | 293 |
| 4.2 Deposits at call | 1 737 | 1 976 |
| 4.3 Bank overdraft | - | - |
| 4.4 Other (provide details) | - | - |
| **Total: cash at end of quarter** (item 1.22) | 1 857 | 2 269 |

## Acquisitions and disposals of business entities

| | Acquisitions *(Item 1.9(a))* | Disposals *(Item 1.10(a))* |
|---|---|---|
| 5.1 Name of entity | N/A | N/A |
| 5.2 Place of incorporation or registration | | |
| 5.3 Consideration for acquisition or disposal | | |
| 5.4 Total net assets | | |
| 5.5 Nature of business | | |

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ............................................................ Date: ............................
David Jenkins (Director)

Print name: David Jenkins

## Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

| | | |
|---|---|---|
| ? | 6.2 | - reconciliation of cash flows arising from operating activities to operating profit or loss |
| ? | 9.2 | - itemised disclosure relating to acquisitions |
| ? | 9.4 | - itemised disclosure relating to disposals |
| ? | 12.1(a) | - policy for classification of cash items |
| ? | 12.3 | - disclosure of restrictions on use of cash |
| ? | 13.1 | - comparative information |

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.